Exhibit 16.1

April 20, 2006

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Coldwater Creek Inc. and, under the date of April 13, 2006, we reported on the consolidated financial statements of Coldwater Creek Inc. as of and for the years ended January 28, 2006 and January 29, 2005.  On April 19, 2006 our appointment as principal accountants was terminated.  We have read Coldwater Creek Inc.’s statements included under Item 4.01 of its Form 8-K dated April 19, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that (i) the Audit Committee of the Board of Directors of the Company made and approved the decision to change independent registered public accounting firms and (ii) the statements made in Item 4.01(b).

Very truly yours,

KPMG LLP